UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Epoch Financial Group, Inc.

Legal status of Issuer:

> *Form:*

> Corporation

> *Jurisdiction of Incorporation/Organization:*

> Delaware

> *Date of Organization:*

> October 30, 2018

Physical Address of Issuer:

2001 Market Street, Suite 2500, Philadelphia, PA 19103, United States

Website of Issuer:

https://epochfg.com

Current Number of Employees:

43

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$357,728	$682,332
Cash & Cash Equivalents	$223,512	$658,337
Accounts Receivable	$97,510	$21,404
Short-term Debt	$470,017	$1,060,955
Long-term Debt	$179.901	$149,900
Revenues/Sales	$6,244,927	$4,493,037
Cost of Goods Sold*	$0	$0
Taxes Paid	$2,000	$0
Net Income/(Net Loss)	$334,333	$(218,020)

*Cost of Revenues

Table of Contents



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Epoch Financial Group, Inc. ("**Epoch,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://epochfg.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Evan Wade
_____
(Signature)

Evan Wade
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Evan Wade
_____
(Signature)

Evan Wade
_____
(Name)

Director
_____
(Title)

April 29, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 29, 2022

Epoch Financial Group, Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Epoch Financial Group, Inc. is a holding company for a family of companies set out to improve the home buying experience by leveraging proprietary technology to empower consumers with education and real-time insights into their particular situation. The Company was originally formed as 800M Holdings, LLC, a Delaware limited liability company, on October 30, 2018. The Company converted to a Delaware corporation on March 5, 2021 and was simultaneously renamed to Epoch Financial Group, Inc.

The Company is located at 2001 Market Street, Suite 2500, Philadelphia, PA 19103, United States.

The Company's website is https://epochlending.com.

The Company is headquartered and qualified to conduct business in Pennsylvania. The Company, through its wholly-owned subsidiaries, also sells its products and services through the Internet.

The Company currently conducts its business through two (2) wholly-owned subsidiaries: Epoch Lending, LLC ("**Epoch Lending**") and Epoch Property Transfer, LLC ("**Epoch Property**"). Epoch Lending, LLC, is a Delaware limited liability company formed on December 5, 2018. Epoch Lending is an independent mortgage brokerage firm serving the needs of borrowers looking to buy or refinance a home throughout the United States. It is registered and licensed to conduct business in the following states: Alaska, Arizona, Arkansas, California, Colorado, Delaware, Florida, Georgia, Indiana, Iowa, Kentucky, Minnesota, Montana, Nebraska, New Jersey, North Carolina, North Dakota, Ohio, Oklahoma, South Carolina, South Dakota, Tennessee, Texas, Virginia, Washington, Wyoming.

Epoch Property Transfer, LLC is a Delaware limited liability company, formed on March 9, 2021. Epoch Property offers title insurance and settlement services for real estate. Epoch Property is registered or has affiliations in every state **except** Connecticut, Delaware, Hawaii, Idaho, Oklahoma, Oregon and West Virginia.

Additionally, the Company owns two additional subsidiaries, Epoch Insurance, LLC and Be Epoch, LLC (known as EpochTech), neither of which are currently operating. Epoch Insurance, LLC, a Delaware limited liability company, was formed on March 29, 2021. Be Epoch, LLC, a Delaware limited liability company, was formed on August 11, 2021.

The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. Although we are currently profitable, there can be no assurance that we will be able to continue to grow our business and consistently operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 11,000,000 shares of common stock, of which 10,040,000 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are not registered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers, [its board of directors], and key employees.

We are dependent on our executive officers, board of directors and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers, board of directors and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Disruptions in the financial markets or deteriorating economic conditions could adversely impact the real estate market as well as the market for mortgage and title insurance products generally, which could hinder our ability to implement our business strategy and generate returns.

A substantial portion of our business involves mortgages, including home financings in connection with the purchase or sale of real estate, and mortgage refinancings. The success of real estate and our business is significantly related to general economic conditions and, accordingly, our business could be harmed by an economic slowdown and downturn in real estate asset values and property sales. Periods of economic slowdown or recession, significantly rising interest rates, declining employment levels, decreasing demand for real estate, declining real estate values, or the public perception that any of these events may occur, can negatively impact the volume of mortgage activity and revenues for our business. These economic conditions could result in a general decline in acquisition and disposition activity, as well as a general decline in the value of real estate, each of which could impact the mortgage and refinancing sectors. We are unable to predict the likely duration and severity of any disruption in financial markets and adverse economic conditions in the United States and other countries. All of the conditions described above could adversely impact our business performance and profitability.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. In particular, the Company must be licensed in the states it offers its mortgage and title insurance products and services. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

Mortgages are subject to additional regulatory oversight and regulations, including state and federal lending laws and regulations. This could require the Company to obtain approval from federal and state regulators and non-regulatory bodies, which is time and capital extensive. We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Description of the Business

Epoch Financial Group, Inc., is a holding company for a family of subsidiary companies (Epoch Lending and Epoch Property) whose purpose is to improve the home buying experience by leveraging proprietary technology to empower consumers with education and real-time insights into their particular situation.

Epoch Lending is an independent mortgage brokerage firm serving the needs of borrowers looking to buy or refinance a home throughout the United States. We hire local independent mortgage experts in local markets and allow them to operate with the flexibility of the broker channel without the stresses of managing a business. Technology is also a focal point in the day-to-day operations of Epoch Lending. We utilize the latest systems and software to ensure a smooth borrower experience while still providing a personal touch.

Epoch Property offers title insurance and settlement services for real estate.

Business Plan

The Company plans to significantly expand its business by investing in technology and product development to create and develop its consumer mobile app, and increase its hiring in anticipation of revenue growth due to the new app. The Company is already profitable and will be using any capital raised to scale the company in a way that would not be achievable as quickly without the additional capital. Any future capital the Company raises will empower it to expand its product development, and grow out its infrastructure as the Company continues to aggressively grow and expand its business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Residential Mortgages	Home purchase loans and refinances	Referral-based outside salespeople (Loan Officers), predominantly first-time home buys and military relocation mortgages.
Title Insurance & Escrow Services	Settlement service provider	Referrals from affiliate mortgage company and other mortgage brokers throughout the country. Title insurance and settlement service providers are required with all mortgages.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

Our main competitors within the residential mortgage industry are the following: (i) Quicken Loans; (ii) Better Mortgage; and (iii) Guaranteed Rate.

Our main competitors within the Title Insurance and Escrow Service industry are the following: (i) Spruce; (ii) Amrock; (iii) Doma Technology;

Our technology competitors include (i) Blend Labs; (ii) Home Lending Pal, (iii) Quo Finance.

Customer Base

Our consumers are of all ages. With our app, however, we will be targeting first-time home buyers which will typically target millennials and Gen Zer's.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company currently does not have any registered patents or trademarks.

All intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the following domain names: epochfg.com; epochfg.net; epochlending.com, epochlending.net, epochlending.org; epochlo.com; epochloan.com; epochloan.net; epochmortgage.com; epochmortgage.net;epochmtg.com; epochmtg.netepochpropertytransfer.com; epochpropertytransfer.net; eptransfer.com; eptransfer.net; and lometrics.com.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Evan Wade	Chief Executive Officer and Chairman of the Board	CEO and Founder of Epoch Financial Group, Inc., 2018 – Present Responsible for leading all growth initiatives of the Company and its subsidiaries, and general CEO responsibilities Partner, Philadelphia Mortgage Brokers, 2018 – Present Responsible for strategic advisory	Completed High School, 2007
Katerina Dimitratos	Chief Strategy Officer and Secretary	CSO of Epoch Financial Group, Inc., 2021 – Present Responsible for leading all strategic projects for the Company, including, but not limited to, finance, marketing, technology, and leadership development Founder & CEO of Meddy Health Co., 2018 – Present Responsible for general CEO responsibilities and development of the Company's health tech platform Advisor to Finta Advisory, 2021 – Present Responsible for coaching/advising startup founders through the fundraising process on the Finta platform Senior Strategist/Senior Associate, Risk Management of PwC, 2015 – 2020 Responsible for internal risk management and client strategy/marketing and sales strategy	Seton Hall University, MBA, Finance, 2013; Seton Hall University, B.S., International Relations and Diplomacy (Minors in Economics, Russian and European Studies), 2009
Colin Wade	Chief Technology Officer	CTO of Epoch Financial Group, Inc., 2021 – Present Responsible for leading the development of all technology	Completed High School, 2008

		Software Contractor, OSG Corp, 2020 - 2021	
		Responsible for developing software solutions for automotive repair CRM products	
		Not employed in 2019	

Biographical Information

Evan Wade: Evan is the CEO, Founder and Chairman of the Board for the Company. He is also the President of Epoch Lending. Evan is also a partner at Philadelphia Mortgage Brokers and has been an advisor and minority partner at Breezy Mortgage.

Katerina Dimitratos: Katerina is the Chief Strategy Officer and Secretary for the Company. She also serves as an Advisor at Finta Advisory and is the Founder and CEO of Meddy Health since 2018. Prior to founding Meddy Health, Katerina was at PwC, where she worked as a Senior Strategist. Katerina has an MBA in Finance from Seton Hall University and a BSc in International Relations & Diplomacy from Seton Hall University.

Colin Wade: Colin is the Chief Technology Officer of the Company. Prior to joining the Company, Colin was a Software contractor at OSG Corp.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company and its subsidiaries currently have 43 employees. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 11,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"). Additionally, the Company has established the 2021 Equity Incentive Plan for which 500,000 shares of Common Stock are authorized for issuance thereunder. At the filing of this Form C-AR, 10,073,000 shares of Common Stock are issued and outstanding. Additionally, the Company has issued 43,000 shares of Common Stock (which is included in the current outstanding shares of Common Stock) and has an additional 467,000 shares of Common Stock available for issuance under the 2021 Equity Incentive Plan.

Outstanding Capital Stock

The Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	10,073,000
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

The Company has the following additional securities outstanding:

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$30,001
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $18,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$114,631
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $18,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Outstanding Debt

The Company has the following debt outstanding:

Type	SBA EIDL Loan
Amount Outstanding	$129,311
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest of $731 monthly will begin twelve (12) months from the date of issuance of the promissory note. The balance of principal and interest will be payable thirty (30) years from the date of the promissory note.
Description of Collateral	All assets.
Other Material Terms	N/A
Maturity Date	July 2050

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$0	10,030,000	N/A	March 5, 2021; April 18, 2021; July 1, 2021; November 18, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$30,001	2	General Working Capital	July 6, 2021	Section 4(a)(2)
Restricted Stock Award under Equity Plan	$0	43,000	N/A	November 10, 2021; March 1, 2022	Rule 701
Crowd SAFE (Simple Agreement for Future Equity)	$114,631	214	General Working Capital	April 23, 2022	Reg. CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Evan Wade	9,700,000 shares of Common Stock	96.61%

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

Epoch Financial Group, Inc. (the "**Company**") was incorporated on March 5, 2021 under the laws of the State of Delaware, and is headquartered in Philadelphia, PA. The Company was originally formed as 800M Holdings, LLC, a Delaware limited liability company, on October 30, 2018. The Company converted to a Delaware corporation on March 5, 2021 and was simultaneously renamed to Epoch Financial Group, Inc.

The Company currently conducts its business through two (2) wholly-owned subsidiaries: Epoch Lending, LLC ("**Epoch Lending**") and Epoch Property Transfer, LLC ("**Epoch Property**"). Epoch Lending, LLC, is a Delaware limited liability company formed on December 5, 2018. Epoch Lending is an independent mortgage brokerage firm serving the needs of borrowers looking to buy or refinance a home throughout the United States. Epoch Property Transfer, LLC is a Delaware limited liability company, formed on March 9, 2021. Epoch Property offers title insurance and settlement services for real estate.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of March 31, 2022, the Company had an aggregate of $116,255 in cash and cash equivalents, leaving the Company with approximately 5 months of runway.

Liquidity and Capital Resources

In April 2022, the Company completed an offering pursuant to Regulation CF and raised $114,631, subject to investor confirmations.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 29, 2022

Epoch Financial Group, Inc.



EPOCH FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

EPOCH FINANCIAL GROUP, INC. AND SUBSIDIARIES

DECEMBER 31, 2021 AND 2020

CONTENTS



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Stockholders of
Epoch Financial Group, Inc. and Subsidiaries

We have reviewed the accompanying consolidated financial statements of Epoch Financial Group, Inc. and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2021, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the year ended December 31, 2021, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Epoch Financial Group, Inc. and Subsidiaries and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Prior Period Financial Statements

The financial statements of Epoch Financial Group, Inc. and Subsidiaries as of December 31, 2020, were audited by other auditors whose report dated January 26, 2022, expressed an unmodified opinion on those statements.

BARTON CPA

Houston, Texas
April 27, 2022

EPOCH FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

| | December 31, | | |
	2021		2020
ASSETS			
Current assets			
Cash and cash equivalents	$ 223,512	$	658,337
Accounts receivable	97,510		21,404
Total current assets	321,022		679,741
Property and equipment, net	3,402		2,591
Software development costs	33,304		-
Total assets	$ 357,728	$	682,332
LIABILITIES AND STOCKHOLDERS' / MEMBER'S DEFICIT			
Current liabilities			
Accounts payable	$ 11,459	$	36,263
Related party payable	229,750		-
Accrued liabilites	228,808		654,037
Revenue purchase agreement	-		93,841
Loans payable	-		1,447
Paycheck protection plan loan payable	-		275,367
Total current liabilites	470,017		1,060,955
Future equity obligations - SAFEs	30,001		-
Economic injury disaster loan	149,900		149,900
Total liabilities	649,918		1,210,855
Commitments and contingencies			
Stockholders' / member's deficit			
Common stock, par value $0.0001, 11,000,000 authorized, 10,040,000 issued and oustanding	1,004		-
Additional paid-in capital	13,019		-
Accumulated deficit	(306,213)		-
Member's deficit	-		(528,523)
Total stockholders' / member's deficit	(292,190)		(528,523)
Total liabilities and stockholders' / member's deficit	$ 357,728	$	682,332

See independent account's review report and accompanying notes to unaudited financial statements.

EPOCH FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2021	Year Ended December 31, 2020
Revenue	$ 6,244,927	$ 4,493,037
Operating expenses		
Advertising and marketing	186,454	108,906
General and administrative	5,786,018	4,376,568
Rent and lease	156,618	111,490
Total operating expenses	6,129,090	4,596,964
Net income (loss) from operations	115,837	(103,927)
Other income (expense)		
Interest expense	(12,101)	(29,302)
Gain on forgiveness of debt	275,367	-
Gain on disposal of assets	1,000	-
Other expense	(43,770)	(84,791)
Total other income (expense)	220,496	(114,093)
Net income (loss) before income tax expense	336,333	(218,020)
Income tax expense	2,000	-
Net income (loss)	$ 334,333	$ (218,020)

See independent account's review report and accompanying notes to unaudited financial statements.

EPOCH FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' / MEMBER'S DEFICIT

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Member's Deficit	Total Stockholders' / Member's Deficit
	Shares	Amount				
Balance at December 31, 2019	-	$ -	$ -	$ -	$ (154,311)	$ (154,311)
Distributions	-	-	-	-	(156,192)	(156,192)
Net loss	-	-	-	-	(218,020)	(218,020)
Balance at December 31, 2020	-	$ -	$ -	$ -	$ (528,523)	$ (528,523)
Member contributions	-	-	-	-	10,000	10,000
Member distributions	-	-	-	-	(26,766)	(26,766)
Effect of the conversion	9,700,000	970	-	(546,259)	545,289	-
Issuance of common stock	340,000	34	-	-	-	34
Contributed capital	-	-	13,000	-	-	13,000
Stock-base compensation	-	-	19	-	-	19
Dividends	-	-	-	(94,287)	-	(94,287)
Net income	-	-	-	334,333	-	334,333
Balance at December 31, 2021	10,040,000	$ 1,004	$ 13,019	$ (306,213)	$ -	$ (292,190)

4

EPOCH FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2021	2020
Cash flows from operating activities		
Net income (loss)	$ 334,333	$ (218,020)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	1,629	-
Forgiveness of PPP loan	(275,367)	-
Stock-based compensation	19	-
(Increase) decrease in assets:		
Accounts receivable	(76,106)	45,232
Prepaid and other assets	-	4,190
Increase (decrease) in liabilities:		
Accounts payable	(24,804)	10,469
Related party payable	229,750	-
Accrued liabilities	(425,229)	414,286
Net cash provided by (used in) operating activities	(235,775)	256,157
Cash flows from investing activities		
Software development costs	(33,304)	-
Purchase of property and equipment	(2,440)	(2,591)
Net cash used in investing activites	(35,744)	(2,591)
Cash flows from financing activities		
Member distributions	-	(156,192)
Revenue purchase agreement	(184,281)	184,281
Loss on sale of revenue	(80,370)	80,370
Disbursement of sold revenue	170,810	(170,810)
Principal borrowings on EIDL loan	-	149,900
Principal borrowings on PPP loan	-	275,367
Proceeds from future equity obligations - SAFEs	30,001	-
Issuance of common stock	34	-
Capital contributions	23,000	-
Dividends	(121,053)	-
Principal payments on loans payable	(1,447)	(62,020)
Net cash provided by (used in) financing activities	(163,306)	300,896
Net increase (decrease) in cash and cash equivalents	(434,825)	554,462
Cash and cash equivalents, beginning of period	658,337	103,875
Cash and cash equivalents, end of period	$ 223,512	$ 658,337
Non-cash investing and financing activities		
PPP loan forgiveness	$ 275,367	$ -
Supplemental cash flow information		
Cash paid for interest expense	$ 12,101	$ 29,302
Cash paid for taxes	$ 2,000	$ -

See independent account's review report and accompanying notes to unaudited financial statements.

NOTE 1: Nature of operations

Nature of the business

Epoch Financial Group, Inc. was originally formed as 800M Holdings, LLC on October 30, 2018 in the State of Delaware as a limited liability company, and converted to a corporation in the State of Delaware on March 5, 2021. Epoch Financial Group, Inc. is the holding company for Epoch Lending LLC, its wholly owned subsidiary.

Epoch Lending, LLC was formed in the State of Delaware on October 30th, 2018 and provides mortgage broker services in 19 states which earn the company commissions and fees.

On March 9, 2021, Epoch Property Transfer, LLC was formed in the State of Delaware as a wholly owned subsidiary of Epoch Financial Group, Inc. and provides title and settlement services.

The Group of companies focuses on a tech enabled mortgage process, providing consumer mortgages, title insurance & settlement services, and offerings for both lenders and consumers.

Principles of consolidation

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). The consolidated financial statements include Epoch Financial Group, Inc., and its wholly owned subsidiaries, Epoch Lending, LLC and Epoch Property Transfer, LLC (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

NOTE 2: Summary of significant accounting policies

Basis of presentation

The accounting and reporting policies of the Company conform to GAAP. The Company's fiscal year end is December 31.

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

NOTE 2:   Summary of significant accounting policies (continued)

Concentration of credit risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include Simple Agreements for Future Equity ("SAFEs").

SAFEs are considered a level 3 liability as there are no observable direct or indirect inputs. Based on management's estimates as of December 31, 2021, the fair value of these instruments is considered to be its carrying value. Management's estimates are based on the short duration of the outstanding SAFEs and the fact that market circumstances have not changed materially since the instruments were originated. Accordingly, there has been no change in valuation during the period presented.

The SAFEs have been classified as a long-term liability. (See Note 5.) The Company has accounted for its SAFE investments as liability derivatives under the Financial Accounting Standards Board's ("FASB") ASC section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10. As of December 31, 2021, the fair value of the SAFEs is equal to its face amount that is the amount of initial investment, as evidenced by the SAFE amounts being transacted in an arm's length transactions with unrelated parties.

NOTE 2:   <u>Summary of significant accounting policies</u> (continued)

<u>Revenue recognition</u>

The Company recognizes revenue from the sale of services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company earns revenue through broker commissions and fees from mortgage lending services.

Commissions and fees are primarily associated with managing the closing of real estate transactions including the processing of funds on behalf of the transaction participants, gathering, and recording the required closing documents, and providing other related activities. Commissions and fees are recognized as revenue when the closing process is complete or when the Company is legally or contractually entitled to collect the fee. Revenue is primarily recognized at a point-in-time upon closing of the underlying real estate transaction or completion and billing of services. Cash is typically collected at the closing of the underlying real estate transaction or within a few days after.

<u>Property and equipment</u>

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets. Depreciation expense as of December 31, 2021 and 2020, is $1,629 and $0, respectively.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of December 31, 2021 and 2020.

NOTE 2:   Summary of significant accounting policies (continued)

Software development costs

In accordance with ASC 350-40, Internal Use Software, the Company capitalizes certain internal use software development costs associated with creating and enhancing internally developed software related to its platforms. Software development activities generally consist of three stages (i) the research and planning stage, (ii) the application and development stage, and (iii) the post-implementation stage. Costs incurred in the planning and post-implementation stages of software development, or other maintenance and development expenses that do not meet the qualification for capitalization are expensed as incurred. Costs incurred in the application and infrastructure development stage, including significant enhancements and upgrades, are capitalized. These costs include personnel and related employee benefits expenses for employees or consultants who are directly associated with and who devote time to software projects, and external direct costs of materials obtained in developing the software. These software development and acquired technology costs are amortized on a straight-line basis over the estimated useful life of five years upon initial release of the software or additional features. (See Note 4).

Accounts receivable

Accounts receivable are derived from services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2021 and 2020, the Company determined there was no allowance for doubtful accounts necessary.

Advertising costs

Advertising costs are expensed as incurred. Advertising expenses were approximately $186,000 and $109,000 for the years ended December 31, 2021 and 2020, respectively, which are included in advertising and marketing expenses in the statements of operations.

Future equity obligations

The Company has issued Simple Agreements for Future Equity ("SAFEs") in exchange for cash financing. These funds have been classified as long-term liabilities. (See Note 5).

The Company has accounted for its SAFE investments as liability derivatives under the FASB's ASC section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10.

NOTE 2:   Summary of significant accounting policies (continued)

Leases

The Company leases office space under lease agreements. The Company evaluates lease agreements entered into to determine its appropriate classification as an operating or capital lease for financial reporting purposes. Any lease that does not meet the criteria for a capital lease is accounted for as an operating lease. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair market value of the related assets. Assets under capital leases are amortized using the straight-line method over the lease term. Amortization of assets under capital leases is included in depreciation expense.

Stock-based compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statements of operations in the same manner in which the award recipient's costs are classified.

Income Taxes

Prior to the conversion as described in Note 1, the Company was a limited liability company and was treated as a disregarded entity for federal income tax purposes. Accordingly, under the Internal Revenue Code, all taxable income or loss flowed through to its member. Therefore, no provision for income tax had been recorded in the accompanying consolidated financial statements. Income from the Company was reported and taxed to the member on their individual tax return.

Upon conversion to a corporation, the Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assess' its income tax positions and record tax benefits for all years subject to examination based upon evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

NOTE 2:   Summary of significant accounting policies (continued)

Recent accounting pronouncements

In February 2016, FASB issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact on its consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3:   Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 4:   Software development costs

In 2021, the Company began developing its own payroll system and commissions software to calculate the amount of commission every loan officer in varying states should receive per loan close. Research and planning phase costs are expensed as incurred. Costs incurred in the application and infrastructure development stage, including significant enhancements and upgrades, are capitalized. These costs include personnel and related employee benefits expenses for employees or consultants who are directly associated with and who devote time to software projects, and external direct costs of materials obtained in developing the software.

The Company has incurred software development costs of $33,304 as of the year end December 31, 2021. As a result, the Company has capitalized a total of $33,304 in direct materials, consulting, payroll and benefit costs to its internal use software development costs in the balance sheet as of December 31, 2021. The Company will begin amortizing its software development costs, upon initial release of the software or additional features, on a straight-line basis over the estimated useful life of five years.

NOTE 5:   Simple agreement for future equity ("SAFE")

As of December 31, 2021, the Company has raised $30,001 via the issuance of SAFEs.

Under the SAFEs, the funds contributed by the investors will convert to shares of preferred stock in a priced preferred stock financing round, at a conversion price per share equal to either:

a.   the SAFE Price - the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization; or
b.   the Discount Price - the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate, whichever calculation results in a greater number of shares of SAFE Preferred Stock.

NOTE 5:   Simple agreement for future equity ("SAFE") (continued)

The SAFEs have a discount rate of 80% and a Valuation Cap of $18,000,000. While the SAFEs remain outstanding, the SAFE holders will have the option of receiving their cash investment amount returned or receiving the number of shares of Common Stock purchased with his or her SAFE investment amount at the same price at which other shares of Common Stock are sold in a change of control.

If there is an Equity Financing event before the termination of these SAFEs, on the initial closing of such Equity Financing, these SAFEs will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

If the Company dissolves or ceases operations, the SAFE holders, will have a preferential right to receive cash, up to the amount of their original investment, to the extent such funds are available to be paid, unless the SAFE holders notify the Company that they elect to receive shares of Common Stock purchased with their SAFE investment amount. Cash payments to the SAFE investors in this situation would hold a preferential position to payments to holders of Common Stock.

NOTE 6:   Debt

In June 2019, the Company entered into a Revolving Credit Agreement of with a maximum advance amount of $65,000 with a financial services platform, that was periodically disbursed upon full repayment. Equal weekly payments of principal, interest, and any associated fees varied throughout the lifetime of this line of credit. The amount outstanding under this credit agreement was $0 as of December 31, 2021 and 2020.

In April 2020, the Company entered into a Paycheck Protection Program ("PPP") loan for $275,367, with an interest rate of 1% and maturity date in April 2021. This loan is not secured. The balance of this loan was $275,367 as of December 31, 2020. On March 10, 2021, the Company received notification that the PPP loan amount was forgiven in full.

In August 2020, the Company entered into an Economic Injury and Disaster Loan ("EIDL") for $150,000 with an interest rate of 3.75% and a maturity date in August 2050. This loan is secured by all tangible and intangible personal property of the Company. The amount oustanding was $149,900 as of December 31, 2021 and 2020, respectively.

NOTE 7:   Revenue purchase agreements

In February and October 2020, the Company entered into two Revenue Purchase Agreements whereby a portion of the Company's future streams of revenue were purchased by a third party. The agreements had a fixed fee of $41,650 and $38,720, respectively, and remittance rate of 9% and 5%, respectively, until $126,650 and $1380,001, respectively, were repaid. These loans were secured by the Company's receivables. Related to these agreements, the Company incurred a loss on the sale of its revenue in the amount of $80,370 as of December 31, 2020. This amount has been recorded as part of other expenses in the 2020 statement of operations in addition to charitable contributions of $4,421. The loan balance as of December 31, 2020, was $93,841. This balance was repaid in 2021.

NOTE 7:   Revenue purchase agreements (continued)

In May 2021, the Company entered into a Revenue Purchase Agreement for $112,230 with a fixed fee of $43,770 and a remittance rate of 5% until $156,000 is paid back. This loan is secured by the Company's receivables. As a result, the Company incurred a loss on the sale of its revenue in the amount of $43,770 as of December 31, 2021. This amount has been recorded as part of other expenses in the 2021 statement of operations. This loan was paid off in December 2021. As of December 31, 2021, there are no outstanding balances on revenue purchase agreements.

NOTE 8:   Stockholder's deficit

Limited liability company to corporation conversion

Upon the conversion to a corporation on March 5, 2021, the Company member's deficit balance was converted into $546,259 in accumulated deficit.

Common stock

The Company was authorized to issue 10,000,000 shares of $0.00001 par value common stock upon its conversion to a corporation.

On November 17, 2021, the Company amended and restated its certificate of incorporation with the effect being an increase in authorized shares from 10,000,000 to 11,000,000 and a change in par value from $0.00001 to $0.0001. There was no change to the shares issued and outstanding. All share and per share amounts in the consolidated financial statements have been retroactively restated to reflect these changes.

As of December 31, 2021, 10,040,000 shares of common stock were issued at par value for a total price of $1,004.

Voting

The common stock has one vote for share held.

Repurchase

The Company retains various provisions, some at their option, related to repurchasing, or the right of first refusal for transfer of units of common stock.

Equity incentive plan

In March 2021, the Company adopted the Company's 2021 Equity Incentive Plan (the "2021 Plan"), effective as of March 5, 2021. The 2021 Plan is intended to help the Company secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of the Company and any affiliate and provide a means by which the eligible recipients may benefit from increases in value of the common stock. The Company reserved 500,000 shares of common stock issuable upon the grant of awards. Restricted stock awards comprise all of the awards granted since the 2021 Plan's inception.

NOTE 8:   Stockholder's deficit (continued)

Restricted stock awards

During the year ended December 31, 2021, the Company granted 340,000 Restricted Stock Awards of which 190,000 have vested. The fair value of the restricted stock awards is based on the fair value of the underlying shares on the date of grant. The grant date fair value of the stock is the par value of $0.0001. Compensation expense is recorded for all restricted stock awards based on the amortization of the fair market value at the date of grant over the period the restrictions lapse or over the performance period of the performance-based restricted stock units. As a result, the Company recognized expense of $19 in stock-based compensation expense. As of December 31, 2021, the Company had $15 of unrecognized compensation costs related to nonvested restricted stock units, which is expected to be recognized over the next year. As of December 31, 2021, there are 190,000 shares available for grant under the 2021 Plan and the Company has granted 340,000 restricted stock awards.

Activity related to restricted stock awards for 2021 is as follows:

Nonvested, December 31, 2020	-
Granted	340,000
Vested	190,000
Forfeited	-
Nonvested, December 31, 2021	150,000

NOTE 9:   Operating leases

The Company is party to non-cancelable leases for office space. Rent expense related to these leases for the years ended December 31, 2021 and 2020 was $156,618, and $111,490, respectively.

As of December 31, 2021 future minimum rental payments under non-cancelable operating leases having a term of more than one year are as follows:

2022	$	133,542
2023		133,542
2024		133,542
2025		133,542
2026		133,542
	$	667,710

NOTE 10:   Related party transactions

In 2021, the Company entered into an agreement with a related party in which the company receives revenue for monthly production. The Monthly Assigned Revenue is calculated by applying the Assigned Revenue Rate of 250 Basis Points (the ARR) for the first $5,000,000 in monthly volume. For monthly volume exceeding $5,000,000, the ARR will be 262.5. After all expenses are paid, the remaining revenue is due to the related party.

Related to this agreement, the Company has a related party payable in the amount of $229,750 as of December 31, 2021.

The Company issued all common stock and restricted stock awards in 2021 to employees of the company. See Note 8.

NOTE 11:   Subsequent events

The Company has evaluated all events that have occurred after the balance sheet date through April 27, 2022, the date these consolidated financial statements were available to be issued. Based upon the evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the accompanying consolidated financial statements.